Innova Holdings, Inc.
                     17105 San Carlos Boulevard, Suite A1651
                            Fort Myers, Florida 33931

September 27, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re:      Innova Holdings, Inc. (the "Company")
         Registration Statement on form SB-2
         Filed August 9, 2005
         File No. 333-127368

         Form 10-KSB/A for Fiscal Year Ended December 31, 2004
         Filed on July 29, 2005
         Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
         Filed on July 29, 2005
         Form 10-QSB for Fiscal Quarter Ended June 30, 2005
         Filed on August 22, 2005 File No. 0-33231

Gentlemen:

In response to your comment letter dated September 2, 2005, we have the following responses that are keyed to your numbered comments:

Registration Statement on Form SB-2
General

Comment

      1. We note the managing partner and general counsel of Cornell Capital Partners serves as the escrow agent for the standby equity distribution agreement. As such, it appears that this Cornell affiliate in some circumstances exercises discretion with respect to the release of shares or funds from the escrow. Section 7.a of the escrow agreement, filed as Exhibit 10.18, suggests that the related party escrow agent will be able to resolve the disputes under the agreement to his sole satisfaction. In view of the relationship between Cornell and the escrow agent and the functions of the escrow agent with respect to closings of equity line draws, it appears that Cornell exercises actual or potential discretion over the closings and some control as to whether or when Cornell will perform against advance notices from Innova Holdings. Provide your analysis of whether this related party escrow agent arrangement provides discretion to Cornell that is inconsistent with interpretation 4S of the March 1999 supplement of the Division of Corporation Finance's publicly available telephone interpretations. Specifically please refer to the third Question and Answer of the Division of Corporation Finance's March 2001 Supplement to the Division's Current Issues Outline regarding "Private equity lines with registered resales." For your review, both interpretative resources are available at www.sec.gov.

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

Response

      1. In response to your comment, Cornell Capital Partners and the Company have agreed to have Baxter, Baker, Sidle, Conn & Jones, P.A., an independent law firm, serve as the escrow agent under the Escrow Agreement. None of the members of this firm are affiliated with Cornell Capital Partners. A copy of the Escrow Agreement is attached to this letter as Exhibit A. A copy of the Escrow Agreement will also be attached as an exhibit to the amendment to form SB-2 when it is filed. Also attached to this letter as Exhibit B is the agreement between Innova Holdings, Inc. and Cornell Capital Partners substituting a new escrow agent for David Gonzalez, Esq. in response to the Staff's comment.

Selling Stockholders, page 13

Comment

      2. We note your inclusion of Monitor Capital, Inc. as a selling shareholder who is a non-natural person. Further, it appears that this selling shareholder is a broker-dealer. Tell us whether this broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as transaction-based compensation provided in connection with the performance of investment banking services. If the shares were earned for services of this type provide appropriate disclosure of the transaction, the services provided and the compensatory arrangement.

Response

      2. In response to the comment, we will add the following disclosure of the transaction between Monitor Capital, Inc. and the Company that sets forth the nature of the transaction, the services provided and the compensatory arrangement, to the Selling Shareholders section of the amendment to the SB-2 when it is filed:

            "On June 14, 2005, Innova entered into a Placement Agent Agreement with Monitor Capital, Inc., a registered broker-dealer. Under the Placement Agent Agreement, the Placement Agent agreed to provide us with services consisting of reviewing the terms of the Equity Distribution Agreement and advising the Company with respect to those terms. Pursuant to the Placement Agent Agreement, Innova paid a one-time placement agent fee of 289,855 restricted shares of common stock equal to approximately $10,000 based on Innova's stock price on May 4, 2005, when the term sheet for the Equity Distribution Agreement was signed. This registration statement includes the 289,855 shares received by Monitor Capital, Inc., as its one-time fee under the Placement Agent Agreement."


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


Form 10-KSB/A for Fiscal Year Ended December 31, 2004 filed on July 29, 2005
Item 8a. Controls and Procedures, page 22

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 filed on July 29, 2005
Item 3. Controls and Procedures, page 13

Comment

      3. We note your disclosure that your principal executive officer and principal financial officer initially concluded that your Company's controls and procedures were effective, but as indicated in your Form 10-KSB/A, management concluded that your disclosure controls and procedures were ineffective regarding accounting for beneficial conversion features associated with convertible preferred securities and the guidance provided by EITF 98-5 and EITF 00-27. Pursuant to
            Item 307 of Regulation S-B, your principal executive and principal financial officers must disclose their conclusions as to the effectiveness of your disclosure controls and procedures. Revise your Form 10-KSB/A and 10-QSB/A to state whether these controls and procedures were effective without including any limitations as to scope.

Response

      3. We have attached to this letter as Exhibit C. revised disclosure of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005. These revised sections are in response to comments 3 through 7.

Comment

      4. Similarly, we note that both your December 31, 2004 Form 10-KSB and March 31, 2005 Form 10-QSB disclose that management initially concluded your controls and procedures to be effective, but then after a reevaluation as of December 31, 2004 and March 31, 2005 determined your disclosure controls and procedures to be ineffective regarding the accounting for beneficial conversion features associated with convertible preferred securities. A scope limitation as to your effectiveness evaluation is not appropriate. If you determined your disclosure controls and procedures were ineffective as of December 31, 2004, state this unambiguously. Please also revise both periodic reports to more fully describe the remedial actions you plan to take or have taken to address the deficiencies in your disclosure controls and procedures. Also, provide a chronology as to when the accounting problems were discovered and explain how this information was learned.

Response

      4. We have attached to this letter as Exhibit C revised disclosure of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005. These revised sections are in response to comments 3 through 7.

Comment

      5. We note your restatements of the financial statements and the changes in internal control over financial reporting. Please revise both periodic reports to expressly describe all material weaknesses and your restatement of financial statements rather than simply referring to amended financial statements and deficiencies in general. Please revise to explain why your accounting treatment of the beneficial conversion features and any other material weaknesses resulted in a change to your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B and Sections D. and E. of the Division of Corporation Finance and Office of the Chief Accountant: Staff's Statement on Management's Report on Internal Control Over Financial Reporting (May 16, 2005).

Response

      5. We have attached to this letter as Exhibit C revised disclosure of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005. These revised sections are in response to comments 3 through 7.

Comment

      6. We note your disclosure that management has implemented "certain improvements and changes" in the Company's internal control over financial reporting. Please revise both periodic reports to describe the remedial measures undertaken concerning your internal control over financial reporting, when you implemented these measure and when you anticipate full implementation of these corrective measures. Refer to item 308(c) of Regulation S-B.

Response

      6. We have attached to this letter as Exhibit C revised disclosure of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005. These revised sections are in response to comments 3 through 7.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005 filed on August 22, 2005
Item 3. Controls and Procedures, page 13

Comment

      7. Based on your disclosure at the end of this section referring to no other change, please revise your disclosure to articulate the change in internal control over financial reporting and the remedial measures implemented during this period ended June 30, 2005. Refer to Exchange Act Rule 13a-15(b) and Item 308(c) of Regulation S-B.

Response

      7. We have attached to this letter as Exhibit C revised disclosure of the "Controls and Procedures" section in our Form 10-KSB/A for the year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 and Form 10-QSB for the quarter ended June 30, 2005. These revised sections are in response to comments 3 through 7.



                                        Sincerely,

                                        By: /s/ Walter Weisel
                                          --------------------------------------
                                                Walter Weisel
                                                Chief Executive Officer

EXHIBIT A

                                ESCROW AGREEMENT

      THIS ESCROW AGREEMENT (this "Agreement") is made and entered into as of September 26, 2005 by INNOVA HOLDINGS, INC., a Delaware corporation (the "Company"); CORNELL CAPITAL PARTNERS, LP, a Delaware limited partnership (the "Investor"); and BAXTER, BAKER, SIDLE, CONN & JONES, P.A. (the "Escrow Agent").


                                   BACKGROUND

      WHEREAS, the Company and the Investor have entered into a Standby Equity Distribution Agreement (the "Standby Equity Distribution Agreement") dated June 14, 2005, pursuant to which the Investor will purchase common stock, par value $0.001 per share of the Company (the "Common Stock"), at a price per share equal to the Purchase Price, as that term is defined in the Standby Equity Distribution Agreement, for an aggregate price of up to Ten Million Dollars ($10,000,000). The Standby Equity Distribution Agreement provides that on each Advance Date the Investor, as that term is defined in the Standby Equity Distribution Agreement, shall deposit the Advance pursuant to the Advance Notice in an escrow account to be held by the Escrow Agent and the Company shall deposit shares of the Company's Common Stock, which shall be purchased by the Investor as set forth in the Standby Equity Distribution Agreement, with the Escrow Agent, in order to effectuate a disbursement to the Company of the Advance by the Escrow Agent and a disbursement to the Investor of the shares of the Company's Common Stock by Escrow Agent at a closing to be held as set forth in the Standby Equity Distribution Agreement (the "Closing"). (All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Standby Equity Distribution Agreement.)

      WHEREAS, the Company, the Investor, and David Gonzalez, Esq. entered into an escrow agreement ("Initial Escrow Agreement") on June 14, 2005 pursuant to which David Gonzalez, Esq. was to serve as escrow agent in connection with the Standby Equity Distribution Agreement. On the date hereof, the Company and the Investor entered into an agreement pursuant to which David Gonzalez, Esq. was removed as the escrow agent and the Initial Escrow Agreement was terminated.

      WHEREAS, Escrow Agent has agreed to accept, hold, and disburse the funds and the shares of the Company's Common Stock deposited with it in accordance with the terms of this Agreement.

      WHEREAS, in order to establish the escrow of funds and shares to effect the provisions of the Standby Equity Distribution Agreement, the parties hereto have entered into this Agreement.

      NOW THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

      1. Definitions. The following terms shall have the following meanings when used herein:

            a. "Escrow Funds" shall mean the Advance funds deposited with the Escrow Agent pursuant to this Agreement.

            b. "Joint Written Direction" shall mean a written direction executed by the Investor and the Company directing Escrow Agent to disburse all or a portion of the Escrow Funds or to take or refrain from taking any action pursuant to this Agreement.

            c. "Common Stock Joint Written Direction" shall mean a written direction executed by the Investor and the Company directing the Escrow Agent to disburse all or a portion of the shares of the Common Stock or to refrain from taking any action pursuant to this Agreement.

      2. Appointment of and Acceptance by Escrow Agent.

            a. The Investor and the Company hereby appoint the Escrow Agent to serve as Escrow Agent hereunder. The Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Escrow Funds in accordance with Section 3 below, agrees to hold and disburse the Escrow Funds in accordance with this Agreement.

            b. The Investor and the Company hereby appoint the Escrow Agent to serve as the holder of the shares of the Common Stock which shall be purchased by the Investor pursuant to the Standby Equity Distribution Agreement. The Escrow Agent hereby accepts such appointment and, upon receipt via D.W.A.C or the certificates representing of the shares of the Common Stock in accordance with Section 3 below, agrees to hold and disburse the shares of the Common Stock in accordance with this Agreement.

      3. Creation of Escrow Account/Common Stock Account.

            a. On or prior to the date of this Agreement the Escrow Agent shall establish an escrow account for the deposit of the Escrow Funds. The Investor will wire funds to the account of the Escrow Agent as follows:

Bank:                   Mercantile Safe Deposit & Trust Company
Routing #:              052000618
Account #:              6498841
Name on Account:        Baxter, Baker, Sidle, Conn & Jones, P.A. Escrow Account

            b. On or prior to the date of this Agreement the Escrow Agent shall establish an account for the D.W.A.C. of the shares of Common Stock. The Company will D.W.A.C. shares of the Common Stock to the account of the Escrow Agent as follows:

Brokerage Firm:         Sloan Securities Corp.
Clearing House:         Fiserv
Account #:              68047138
DTC #:                  0632
Name on Account:        Baxter, Baker, Sidle, Conn & Jones, P.A. Escrow Account

      4. Deposits into the Escrow Account. The Investor agrees that it shall promptly deliver all monies for the payment of the Common Stock to the Escrow Agent for deposit in the Escrow Account.

      5. Disbursements from the Escrow Account.

            a. At such time as Escrow Agent has collected and deposited instruments of payment in the total amount of the Advance and has received such shares of Common Stock via D.W.A.C from the Company which are to be issued to the Investor pursuant to the Standby Equity Distribution Agreement, the Escrow Agent shall notify the Company and the Investor. The Escrow Agent will continue to hold such funds until the Investor and Company execute and deliver a Joint Written Direction directing the Escrow Agent to disburse the Escrow Funds, at which time the Escrow Agent shall wire the Escrow Funds pursuant to Joint Written Direction. In disbursing such funds, the Escrow Agent is authorized to rely upon such Joint Written Direction from Company and may accept any signatory from the Company listed on the signature page to this Agreement and any signatory from the Investor listed on the signature page to this Agreement. Simultaneous with delivery of the executed Joint Written Direction to the Escrow Agent the Investor and Company shall execute and deliver a Common Stock Joint Written Direction to the Escrow Agent directing the Escrow Agent to release via D.W.A.C to the Investor the shares of the Company's Common Stock. In releasing such shares of Common Stock the Escrow Agent is authorized to rely upon such Common Stock Joint Written Direction from Company and may accept any signatory from the Company listed on the signature page to this Agreement and any signatory from the Investor listed on the signature page to this Agreement.

      In the event the Escrow Agent does not receive the amount of the Advance from the Investor or the shares of Common Stock to be purchased by the Investor from the Company, the Escrow Agent shall notify the Company and the Investor.

      In the event that the Escrow Agent has not received the Common Stock to be purchased by the Investor from the Company, in no event will the Escrow Funds be released to the Company until such shares are received by the Escrow Agent. For purposes of this Agreement, the term "Common Stock certificates" shall mean Common Stock certificates to be purchased pursuant to the respective Advance Notice pursuant to the Standby Equity Distribution Agreement.

      6. Deposit of Funds. The Escrow Agent is hereby authorized to deposit the wire transfer proceeds in the Escrow Account.

      7. Suspension of Performance: Disbursement Into Court.

            a. Escrow Agent. If at any time, there shall exist any dispute between the Company and the Investor with respect to holding or disposition of any portion of the Escrow Funds or the Common Stock or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine the proper disposition of any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or if the parties have not within thirty (30) days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 9 hereof, appointed a successor Escrow Agent to act hereunder, then Escrow Agent shall take either or both of the following actions:

                  i. Suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until the Escrow Agent is notified by both the Company and the Investor in writing that such dispute has been resolved, or until a successor Escrow Agent shall be appointed (as the case may be); provided however, Escrow Agent shall continue to invest the Escrow Funds in accordance with Section 8 hereof; and/or

                  ii. Petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required by law, pay into such court, for holding and disposition in accordance with the instructions of such court, all funds held by it in the Escrow Funds, after deduction and payment to Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by the Escrow Agent in connection with performance of its duties and the exercise of its rights hereunder.

                  iii. The Escrow Agent shall have no liability to the Company, the Investor, or any person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in with respect to any other action required or requested of Escrow Agent.

      8. Investment of Escrow Funds. The Escrow Agent shall deposit the Escrow Funds in a non-interest bearing money market account.

      If the Escrow Agent has not received a Joint Written Direction within ten
(10) days of receipt of funds, it may in its discretion establish a separate interest bearing Escrow Fund.

      9. Resignation and Removal of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior written notice to the parties or may be removed, with or without cause, by the parties, acting jointly, by furnishing a Joint Written Direction to Escrow Agent, at any time by the giving of ten (10) days' prior written notice to Escrow Agent as provided herein below. Upon any such notice of resignation or removal, the representatives of the Investor and the Company identified in Sections 13a.(iv) and 13b.(iv), below, jointly shall appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of $10,000,000.00. Upon the acceptance in writing of any appointment of Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement. The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall pay all funds held by it in the Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all fees and expenses (including court costs and attorneys' fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

      10. Liability of Escrow Agent.

            a. Escrow Agent shall have no liability or obligation with respect to the Escrow Funds except for Escrow Agent's willful misconduct or gross negligence. Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice or any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and conform to the provisions of this Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, and consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Standby Equity Distribution Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to construction of any of the provisions hereof or of any other agreement or its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instructions of such counsel. The Company and the Investor jointly and severally shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and Escrow Agent is hereby authorized to pay such fees and expenses from funds held in escrow.

            b. The Escrow Agent is hereby authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in any case any order judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ judgment or decree which it is advised by legal counsel selected by it, binding upon it, without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

      11. Indemnification of Escrow Agent. From and at all times after the date of this Agreement, the parties jointly and severally, shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorney's fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action, or proceeding (including any inquiry or investigation) by any person, including without limitation the parties to this Agreement, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transaction contemplated herein, whether or not any such Indemnified Party is a party to any such action or proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Company and the Investor hereunder in writing, and the Investor and the Company shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party, except that the Investor and/or the Company shall be required to pay such fees and expense if (a) the Investor or the Company agree to pay such fees and expenses, or (b) the Investor and/or the Company shall fail to assume the defense of such action or proceeding or shall fail, in the sole discretion of such Indemnified Party, to employ counsel reasonably satisfactory to the Indemnified Party in any such action or proceeding, (c) the Investor and the Company are the plaintiff in any such action or proceeding or (d) the named or potential parties to any such action or proceeding (including any potentially impleaded parties) include both Indemnified Party the Company and/or the Investor and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Company or the Investor. The Investor and the Company shall be jointly and severally liable to pay fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing. All such fees and expenses payable by the Company and/or the Investor pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The obligations of the parties under this section shall survive any termination of this Agreement, and resignation or removal of the Escrow Agent shall be independent of any obligation of the Escrow Agent.

      12. Expenses of Escrow Agent. Except as set forth in Section 11 the Company shall reimburse the Escrow Agent for all of its reasonable out-of-pocket expenses, including attorneys' fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), and copying charges, and shall pay the Escrow Agent compensation equal to Three Hundred Fifty Dollars ($350) for each Advance. All of the compensation and reimbursement obligations set forth in this Section shall be payable by the Company, upon demand by the Escrow Agent. The obligations of the Company under this Section shall survive any termination of this Agreement and the resignation or removal of the Escrow Agent.

      13. Warranties.

            a. The Investor makes the following representations and warranties to the Escrow Agent:

                  i. The Investor has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

                  ii. This Agreement has been duly approved by all necessary action of the Investor, including any necessary approval of the limited partner of the Investor, has been executed by duly authorized officers of the Investor's general partner, enforceable in accordance with its terms.

                  iii. The execution, delivery, and performance of the Investor of this Agreement will not violate, conflict with, or cause a default under the agreement of limited partnership of the Investor, any applicable law or regulation, any court order or administrative ruling or degree to which the Investor is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                  iv. Mark A. Angelo has been duly appointed to act as the representative of Investor hereunder and has full power and authority to execute, deliver, and perform this Agreement, to execute and deliver any Joint Written Direction, Common Stock Joint Written Direction, to amend, modify, or waive any provision of this Agreement, and to take any and all other actions as the Investor's representative under this Agreement, all without further consent or direction form, or notice to, the Investor or any other party.

                  v. No party other than the parties hereto have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                  vi. All of the representations and warranties of the Investor contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

            b. The Company makes the following representations and warranties to Escrow Agent and the Investor:

                  i. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

                  ii. This Agreement has been duly approved by all necessary corporate action of the Company, including any necessary shareholder approval, has been executed by duly authorized officers of the Company, enforceable in accordance with its terms.

                  iii. The execution, delivery, and performance by the Company of this Escrow Agreement is in accordance with the Standby Equity Distribution Agreement and will not violate, conflict with, or cause a default under the articles of incorporation or bylaws of the Company, any applicable law or regulation, any court order or administrative ruling or decree to which the Company is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement.

                  iv. Walter K. Weisel has been duly appointed to act as the representative of the Company hereunder and has full power and authority to execute, deliver, and perform this Agreement, to execute and deliver any Joint Written Direction, Common Stock Joint Written Direction, to amend, modify or waive any provision of this Agreement and to take all other actions as the Company's representative under this Agreement, all without further consent or direction from, or notice to, the Company or any other party.

                  v. No party other than the parties hereto shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

                  vi. All of the representations and warranties of the Company contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Funds.

      14. Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the United States District Court for the District of New Jersey shall have the sole and exclusive jurisdiction over any such proceeding. If all such courts lack federal subject matter jurisdiction, the parties agree that the Superior Court Division of New Jersey, Chancery Division of Hudson County shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept the service of process to vest personal jurisdiction over them in any of these courts.

      15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five
(5) days after deposit in the United States mail, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day delivery to any overnight courier, or when transmitted by facsimile transmission and addressed to the party to be notified as follows:

If to Investor, to:            Cornell Capital Partners, LP
                               101 Hudson Street - Suite 3700
                               Jersey City, New Jersey 07302
                               Attention:        Mark Angelo
                               Facsimile:        (201) 985-8266

If to Escrow Agent, to:        Baxter, Baker, Sidle, Conn & Jones, P.A.
                               120 E. Baltimore Street, Suite 2100
                               Baltimore, MD 21202
                               Attention:        James E. Baker, Jr. Esq.
                               Facsimile:        (410) 230-3801

If to Company, to:             Innova Holdings, Inc.
                               17105 San Carlos Boulevard
                               Suite A6151
                               For Myers, FL 33931
                               Attention:        Walter Weisel
                               Telephone:        (239) 466-0488
                               Facsimile:        (239) 466-7270

With a copy to:                Innova Holdings, Inc.
                               17105 San Carlos Boulevard
                               Suite A6151
                               For Myers, FL 33931
                               Attention:        Sheri Aws
                               Telephone:        (239) 466-0488
                               Facsimile:        (239) 466-7270

      Or to such other address as each party may designate for itself by like notice.

      16. Amendments or Waiver. This Agreement may be changed, waived, discharged or terminated only by a writing signed by the parties to this Agreement. No delay or omission by any party in exercising any right with respect hereto shall operate as waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

      17. Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition, or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

      18. Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of New Jersey without giving effect to the conflict of laws principles thereof.

      19. Entire Agreement. This Agreement constitutes the entire Agreement between the parties relating to the holding, investment, and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of the Escrow Agent with respect to the Escrow Funds.

      20. Binding Effect. All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Investor, the Company, or the Escrow Agent.

      21. Execution of Counterparts. This Agreement and any Joint Written Direction may be executed in counter parts, which when so executed shall constitute one and same agreement or direction.

      22. Termination. Upon the first to occur of the termination of the Standby Equity Distribution Agreement dated the date hereof or the disbursement of all amounts in the Escrow Funds and Common Stock into court pursuant to Section 7 hereof, this Agreement shall terminate and Escrow Agent shall have no further obligation or liability whatsoever with respect to this Agreement or the Escrow Funds or Common Stock.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF the parties to this Escrow Agreement have hereunto set their hands and seals the day and year above set forth.


                                        INNOVA HOLDINGS, INC.


                                        By:
                                          --------------------------------------
                                        Name:    Walter K. Weisel
                                        Title:   Chief Executive Officer



                                        CORNELL CAPITAL PARTNERS, LP


                                        By:      Yorkville Advisors, LLC
                                        Its:     General Partner


                                        By:
                                          --------------------------------------
                                        Name:
                                        Title:


                                        BAXTER, BAKER, SIDLE, CONN & JONES, P.A.


                                        By:
                                          --------------------------------------
                                        Name:    James E. Baker, Jr., Esq.

EXHIBIT B

[LOGO]
CORNELL                                                   101 Hudson Street
------------                                              Suite 3700
CAPITAL PARTNERS                                          Jersey City, NJ  07302


                                                          September 26, 2005


VIA FEDERAL EXPRESS
AND FAX (239) 466-7270

Innova Holdings, Inc.
17105 San Carlos Boulevard
Suite A6151
For Myers, FL 33931
Attention: Walter Weisel


            Re:   Amendment to Standby Equity Distribution Agreement

Dear Mr. Weisel:

      This letter will memorialize the agreement by and between Innova Holdings, Inc. (the "Company") and Cornell Capital Partners, LP (the "Investor"), in connection with an amendment to the Standby Equity Distribution Agreement dated June 14, 2005 ("SEDA") between the Company and the Investor. All capitalized terms herein, unless otherwise indicated, shall have the meaning ascribed to them in the SEDA.

      On the date hereof, the Company and Investor removed David Gonzalez, Esq. as the escrow agent pursuant to the Escrow Agreement (the "Escrow Agreement") between the Company, the Investor, and David Gonzalez, Esq. dated June 14, 2005, terminated the Escrow Agreement, and entered into a replacement escrow agreement ("Replacement Escrow Agreement") with Baxter, Baker, Sidle, Conn & Jones, P.A. appointing Baxter, Baker, Sidle, Conn & Jones, P.A. to serve as escrow agent for purposes of the SEDA. The parties hereby amend the SEDA to reflect that Baxter, Baker, Sidle, Conn & Jones, P.A. shall hereby serve are the escrow agent in connection with the SEDA pursuant to the Replacement Escrow Agreement. All references in the SEDA to the Escrow Agreement shall hereinafter mean the Replacement Escrow Agreement and all references to either the Escrow Agent or David Gonzalez, Esq. in the SEDA shall hereinafter mean Baxter, Baker, Sidle, Conn & Jones, P.A. Furthermore, the term "David Gonzalez Attorney Trust Account" referenced in Section 1.2 of the SEDA shall hereinafter mean Baxter, Baker, Sidle, Conn & Jones, P.A.

Innova Holdings, Inc.
September 26, 2005
Page 2 of 2

      This letter shall also serve as a Joint Written Direction to David Gonzalez, Esq. in accordance with the Escrow Agreement providing notification that the parties hereto have removed David Gonzalez, Esq. as escrow agent and terminated the Escrow Agreement.

      This letter agreement shall solely have the effect specifically described above and shall have no effect on any other terms or conditions of the SEDA.


                                        Cornell Capital Partners, LP


                                        By:  Yorkville Advisors, LLC
                                          --------------------------------------
                                        Its: General Partner


                                        By:
                                          --------------------------------------
                                        Name:
                                        Title:


Agreed and acknowledged on this 26th day of September, 2005.


                                        Innova Holdings, Inc.


                                        By:
                                          --------------------------------------
                                        Name:    Walter K. Weisel
                                        Title:   Chief Executive Officer



                                        cc:      David Gonzalez, Esq.
                                                 BY HAND

EXHIBIT C

Form 10-KSB/A for Fiscal Year Ended December 31, 2004 filed on July 29, 2005

ITEM 8A. CONTROLS AND PROCEDURES

      As of December 31, 2004, our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's controls and procedures were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.

      The Company issued its Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004. In its financial statements for the year ended December 31, 2004, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its annual report on Form 10-KSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 should be allocated to the beneficial conversion feature.

      After receipt of the SEC's comment letter, the Company's Chief Executive Officer and Chief Financial Officer reevaluated the Company's disclosure controls and procedures regarding the proper accounting treatment of the preferred stock issuances in 2004 and presented to the Company's independent certified public accountants its plan to institute remedial actions to address these deficiencies in its disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who is in the process of reviewing all of the Company's disclosure controls and procedures, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of 404 compliance, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

We anticipate full implementation of these corrective measures by December 31, 2005 except for 404 compliance which we expect to have fully implemented in 2006.

      Management also concluded that it was necessary to restate the Company's financial statements for the year ended December 31, 2004 included in this Report on Form10-KSB/A to properly account for the beneficial conversion features associated with its Series A Preferred Stock and its Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. This resulted in a change made to the Company's financial statements. Specifically, management calculated the values of the beneficial conversion features and determined that of the $125,000 proceeds received from the issuance of the Series A Preferred Stock, $50,000 was allocated to the beneficial conversion feature embedded in the Series A Preferred Stock on the date of issuance based on a conversion price of $.005 per share. Of this amount, $48,300 was the unamortized embedded beneficial feature assumed as part of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004. The beneficial conversion feature is being amortized over five
(5) years and accordingly $3,600 was amortized through Accumulated Deficit through December 31, 2004. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $125,000 of proceeds received when the Series A Preferred Stock was issued amounted to $50,000. Of the $377,000 proceeds received from the issuance of the Series B Preferred Stock, $146,500 was allocated to the beneficial conversion feature embedded in the Series B Preferred Stock on the date of issuance, based on a conversion price of $.005 per share. All of the $146,500 beneficial conversion feature was amortized through Accumulated Deficit on the date of issuance; therefore, all of the beneficial conversion feature was amortized as of December 31, 2004. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $377,000 of proceeds received when the Series B Preferred Stock was issued amounted to $158,500.

      Based upon the foregoing, management restated its financial statements for the year ended December 31, 2004 as follows:

      (1) the Company restated its Balance Sheet and Statements of Stockholders' Deficit by increasing its Accumulated Deficit from $(7,290,680) to $(7,440,780) to reflect the charge of $150,100 arising from the beneficial conversion features of its preferred stock issuances;

      (2) the Company restated its Balance Sheet and Statements of Stockholders' Deficit by increasing its Additional Paid In Capital from $3,492,621 to $3,687,421 to reflect the beneficial conversion features of the Series A Preferred Stock of $48,300 and the Series B Preferred Stock of $146,500, for a total increase of $194,800;

      (3) the Company restated its Balance Sheet and Statements of Stockholders' Deficit by decreasing the amount of Stockholders' Deficit from $(3,426,385) to $(3,381,685) to reflect the net change of $44,700 resulting from the beneficial conversion features of its Series A Preferred Stock and Series B Preferred Stock;

      (4) the Company restated its Balance Sheet by decreasing the amount of the Mandatorily Redeemable Series A Preferred Stock from $125,000 to $80,300, a decrease of $44,700, to reflect the amount of $48,300 representing the unamortized beneficial conversion feature assumed at the time of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004 associated with its Series A Preferred Stock less $3,600 representing the amount amortized to Accumulated Deficit for the period ended December 31, 2004;

      (5) the Company restated its Statements of Operations by increasing the net loss applicable to common shareholders from $(1,426,931) to $(1,577,031) to reflect the $150,100 charge to Accumulated Deficit;

      (6) the Company added a new Note 11 to its Financial Statements explaining the restated financial statements described above.


      In accordance with the Exchange Act, the Company carried out an evaluation, under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of its internal controls over financial reporting as of December 31, 2004 and the Company's principal executive officer and principal financial officer concluded that the Company's internal controls were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27, as discussed above.

      As stated above, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address these deficiencies in its internal control over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who is in the process of reviewing all of the Company's internal controls over financial reporting, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of 404 compliance, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

We anticipate full implementation of these corrective measures by December 31, 2005 except for 404 compliance which we expect to have fully implemented in 2006.

Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 filed on July 29, 2005

As of March 31, 2005, our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). This evaluation of the disclosure controls and procedures included controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission's rules and forms. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's controls and procedures were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.

      The Company issued it Series A Preferred Stock in June 2004 and its Series B Preferred Stock in September 2004 through March 2005. In its financial statements for the quarter ended March 31, 2005, the Company did not allocate any portion of the proceeds of these stock issuances to any beneficial conversion features of the preferred stock. After filing its quarterly report on Form 10-QSB, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature.

      After receipt of the SEC's comment letter, the Company's Chief Executive Officer and Chief Financial Officer reevaluated the Company's disclosure controls and procedures regarding the proper accounting treatment of the preferred stock issuances in 2004 and 2005, and presented to the Company's independent certified public accountants its plan to institute remedial actions to address these deficiencies in its disclosure controls and procedures regarding the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who is in the process of reviewing all of the Company's disclosure controls and procedures, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of 404 compliance, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

We anticipate full implementation of these corrective measures by December 31, 2005 except for 404 compliance which we expect to have fully implemented in 2006.

      Management also concluded that it was necessary to restate the Company's financial statements for the quarter ended March 31, 2005 included in this Report on Form10-QSB/A to properly account for the beneficial conversion features associated with its Series A Preferred Stock and its Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. This resulted in a change made to the Company's financial statements. Specifically, management calculated the value of the beneficial conversion features and determined it was $50,000 for the Series A Preferred Stock at the date of issuance. Of this amount, $48,300 was the amount of the unamortized embedded beneficial feature assumed as part of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004. The beneficial conversion feature is being amortized over five (5) years and accordingly $3,600 was amortized through Accumulated Deficit through December 31, 2004 and $2,500 was amortized to Accumulated Deficit during the three months ended March 31, 2005. Management also determined that of the $148,000 proceeds received from the issuance of the Series B Preferred Stock during the quarter ended March 31, 2005, $141,500 was allocated to the beneficial conversion feature embedded in the Series B Preferred Stock on the date of issuance, based on a conversion price of $.005 per share. All of the $141,500 beneficial conversion feature was amortized through Accumulated Deficit on the date of issuance; therefore, all of the beneficial conversion feature was amortized as of March 31, 2005. Additionally, the excess of the aggregate fair value of the common stock to be issued upon conversion over the $148,000 of proceeds received when the Series B Preferred Stock was issued amounted to $39,400.

      Based upon the foregoing, Management restated its financial statements for the quarter ended March 31, 2005 as follows:

      (1) the Company restated its Balance Sheet by increasing its Accumulated Deficit from $(7,847,749) to $(8,141,849) to reflect the charge of $294,100 arising from the beneficial conversion features of its preferred stock issuances in 2004 and 2005;

      (2) the Company restated its Balance Sheet by increasing its Additional Paid In Capital from $3,635,002 to $3,971,302 to reflect the beneficial conversion features of the Series A Preferred Stock of $48,300 and the Series B Preferred Stock issued in 2004 and 2005 of $146,500 and $141,500, respectively, for a total increase of $336,300;

      (3) the Company restated its Balance sheet by decreasing the amount of Stockholders' Deficit from $(3,840,925) to $(3,798,725) to reflect the net change of $42,200 resulting from the beneficial conversion features of its Series A Preferred Stock and Series B Preferred Stock;

      (4) the Company restated its Balance Sheet by decreasing the amount of the Mandatorily Redeemable Series A Preferred Stock from $125,000 to $82,800, a decrease of $42,200, to reflect the amount of $48,300 representing the unamortized beneficial conversion feature assumed at the time of the reverse merger with Robotic Workspace Technologies, Inc. in August 2004 associated with its Series A Preferred Stock less the amount amortized to Accumulated Deficit of $3,600 for the period ended December 31, 2004 and $2,500 for the quarter ended March 31, 2005;

      (5) the Company restated its Statements of Operations by increasing the net loss applicable to common shareholders from $(557,069) to $(701,069) to reflect the $144,000 charge to Accumulated Deficit;

      (6) the Company added a new Note 6 to its Financial Statements explaining the restated financial statements described above.

      In accordance with the Exchange Act, the Company carried out an evaluation under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of its internal controls over financial reporting as of March 31, 2005 and the Company's principal executive officer and principal financial officer concluded that the Company's internal controls were ineffective because the Company had not properly accounted for certain beneficial conversion features associated with its Series A Preferred Stock and Series B Preferred Stock issued in 2004 and 2005 and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27, as discussed above.

      As stated above, the Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion feature. After receipt of the SEC's comment letter, the Company reevaluated its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address these deficiencies in its internal control over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27.. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who is in the process of reviewing all of the Company's internal controls over financial reporting, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of 404 compliance, which we expect to implement fully in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

We anticipate full implementation of these corrective measures by December 31, 2005 except for 404 compliance which we expect to have fully implemented in 2006.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005 filed on August 22, 2005

ITEM 3. CONTROLS AND PROCEDURES

      Our principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on this evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report.

      The Company received a comment letter from the staff of the Securities and Exchange Commission dated June 22, 2005 that requested, among other things, confirmation that management of the Company considered the guidance of certain accounting pronouncements in determining whether a portion of the proceeds of the Company's Series A Preferred Stock issued in June 2004 and Series B Preferred Stock issued in September 2004 through March 2005 should be allocated to the beneficial conversion features. After receipt of the SEC's comment letter, the Company reevaluated its disclosure controls and procedures and its internal controls over financial reporting and presented to the Company's independent certified public accountants its plan to institute remedial actions to address these deficiencies in its disclosure controls and procedures and its internal controls over financial reporting for the issuance of convertible securities and any associated beneficial conversion features and the accounting guidance provided by Emerging Issues Task Force Issue Numbers 98-5 and 00-27. These remedial actions are the following:

      -the Company hired a new Chief Financial Officer effective June 14, 2005 who is in the process of reviewing all of the Company's disclosure controls and procedures and its internal controls over financial reporting, as well as all accounting policies and procedures and internal controls, and appropriate changes will be made to correct deficiencies identified by October 31, 2005;

      -the Company's accounting policies and checklists relating to the selection and application of appropriate accounting policies now includes, as of June 2005, an item requiring the consideration of whether or not convertible securities issuances include a beneficial conversion feature and, if so, to describe the method of accounting for this feature, as well as the method of calculating the amount of the beneficial conversion feature;

      -the Company is in the process of selecting a consulting firm it will retain to assist in the implementation of 404 compliance, which we expect to implement in 2006;

      -the Company is in the process of attempting to diversify the composition of the Board of Directors and is planning to set up an audit committee and a compensation committee of the Board of Directors by the end of 2005.

We anticipate full implementation of these corrective measures by December 31, 2005 except for 404 compliance which we expect to have fully implemented in 2006.


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